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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 2/23/16	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NASDAQ BX, Inc. - Formerly Known as NASDAQ OMX BX, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box): One Liberty Plaza, New York, NY 10006
3. Provide the applicant's mailing address (if different): Office of the General Counsel, 805 King Farm Blvd., Rockville, MD 20850
4. Provide the applicant's business telephone and facsimile number: Phone: (301) 978-8400 / Fax: (301) 978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee: John Yetter — Vice President, Office of the General Counsel — (301) 978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight
   805 King Farm Blvd., Rockville, MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

SEC Mail Processing Section
FEB 24 2016
Washington DC
404

16000268

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 2/23/16 (MM/DD/YY) NASDAQ BX, Inc. (Name of applicant)

By: [signature] (Signature) John M. Yetter, VP and Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 23rd day of Feb (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

COLLEEN MARIE STEELE
NOTARY PUBLIC STATE OF MARYLAND
County of Montgomery
My Commission Expires January 29, 2020

Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

February 23, 2016

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of Company's Name

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ BX, Inc. is submitting an amendment to Form 1, to report the company's name change. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President and Deputy General Counsel

NASDAQ BX, Inc.

FORM 1 – Amendment of Company's Name

NASDAQ BX, Inc.

EXHIBITS

Exhibit A — Articles of Incorporation, By-Laws, and Rules

Certificate of Amendment to Certificate of Formation of NASDAQ BX, Inc., of February 1, 2016.
The information is also available at
http://nasdaqomxbx.cchwallstreet.com/

Exhibit B — All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

Not applicable.

Exhibit C — Subsidiaries and Affiliates of the Exchange

Not applicable.

Exhibit D — Financial Statements for each Subsidiary and Affiliate of the Exchange

Not applicable.

Exhibit E — Operation of Electronic Trading System

Not applicable.

Exhibit F — Forms: Membership and Member

Not applicable.

Exhibit G — Forms: Financial Statements, Reports, or Questionnaires

Not applicable.

Exhibit H — Forms: Company Listings

Not applicable.

Exhibit I — Financial Statement of Exchange

Not applicable.

Exhibit J — List of Officers, Governors, and Members of Standing Committees

Not applicable.

Exhibit K List of Shareholders or Partners of the Exchange

Not applicable.

Exhibit L Membership Criteria.

Not applicable.

Exhibit M Membership Information

Not applicable.

Exhibit N Schedule of Securities

Not applicable.

NASDAQ BX, Inc.

FORM 1 – Amendment of Company's Name

Exhibit A

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NASDAQ OMX BX, INC.", CHANGING ITS NAME FROM "NASDAQ OMX BX, INC." TO "NASDAQ BX, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF FEBRUARY, A.D. 2016, AT 8:35 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

829136 8100
SR# 20160496758

Authentication: 201756436
Date: 02-01-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:35 AM 02/01/2016
FILED 08:35 AM 02/01/2016
SR 20160496758 - File Number 829136

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
NASDAQ OMX BX, INC.

Pursuant to Section 242
of the General Corporation Law of the State of Delaware

NASDAQ OMX BX, INC., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

1. The Certificate of Incorporation of the Corporation is hereby amended by deleting ARTICLE FIRST thereof and inserting the following in lieu thereof:

"FIRST. The name of the corporation is NASDAQ BX, Inc.

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 1st day of February, 2016.

NASDAQ OMX BX, INC.

By: ______________________
Name: Joan C. Conley
Office: Secretary